United States securities and exchange commission logo





                               January 2, 2024

       Brent Berg
       Chief Executive Officer
       Rare Elements Resources Ltd
       P.O. Box 271049
       Littleton, CO 80127

                                                        Re: Rare Elements
Resources Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed December 5,
2023
                                                            File No. 333-275892

       Dear Brent Berg:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Were any required waivers obtained in connection with approval of the rights offering?, page 13

   1. We note your disclosure in this section. Please file the Synchron waiver authorizing you to issue additional shares
of capital stock. In addition, please revise to clarify whether the waiver is limited to
the proposed rights offering transaction.
       When will the rights offering expire?, page 14

   2. We note your disclosure that you may extend the rights offering in your sole discretion.
                                                        Please revise your
disclosure to state a termination date that is not indefinite. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K.
 Brent Berg
FirstName  LastNameBrent  Berg
Rare Elements  Resources Ltd
Comapany
January    NameRare Elements Resources Ltd
        2, 2024
January
Page 2 2, 2024 Page 2
FirstName LastName
Risk Factors
Depending on the extent to which Synchron and holders other than Synchron exercise their subscription rights, page 18

3. We note your disclosure in this section. Revise the prospectus cover page, summary,
         Question and Answers section, and the Rights Offering section to include similar disclosure that Synchron may own up to 81% of the company following the rights offering. In addition, we note your disclosure that Synchron has advised of its intent to participate in the offering. Please explain the circumstances under which
         Synchron indicated it would participate in the rights offering, clarify the extent of
         Synchron's anticipated participation in this offering, and whether there is a standby purchase arrangement in place, verbally or in writing.
You may not be able to resell any of our common shares, page 21

4. Please clarify why there may be a delay in issuing the shares after completion of the rights offering. Otherwise, please revise to remove any implication that the shares will not be issued promptly.
Subscription Price, page 29

5. We note that you have identified various factors that affected your determination of the subscription price. Please provide an expanded discussion of how you considered the factors identified, including how you considered various rights offerings by public companies.
The Rights Offering
Reasons for the Rights Offering, page 29

6. We note that you are conducting the rights offering to raise capital to progress your business strategy to support commercialization and fund activities to support the advancement of the Bear Lodge REE Project. We also note that your board concluded that the rights offering was the appropriate alternative in the circumstances for a number of reasons, including that it provides an opportunity to your shareholders to participate on a pro rata basis. Please expand your discussion of the reasons for the rights offering, including any additional reasons, and discuss the alternatives considered.
Material United States Income Tax Consequences, page 37

7. We note that you believe the receipt of subscription rights by a U.S. Holder should not be
         treated as a    disproportionate distribution    under Section 305(b)
of the Internal Revenue
         Code, however, there can be no assurance that such treatment will not be challenged by
         IRS. We also note your disclosure on page 16 that a U.S. holder of common shares likely will not recognize income, gain, or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. Please
 Brent Berg
Rare Elements Resources Ltd
January 2, 2024
Page 3
       obtain and file a tax opinion pursuant to Item 601(b) of Regulation S-K and Section III of
       SLB 19, or tell us why you believe such opinion is not required to be filed.
General

8. We note disclosure of a prior rights offering completed in December 2021. Please clarify whether the prior offering of subscription rights was registered, and disclose the relationship, if any, between the prior rights offering and the present rights offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.



                                                              Sincerely,
FirstName LastNameBrent Berg
                                                              Division of
Corporation Finance
Comapany NameRare Elements Resources Ltd
                                                              Office of Energy
& Transportation
January 2, 2024 Page 3
cc:       Brian Boonstra, Esq.
FirstName LastName